Mail Stop 0407

      							April 29, 2005

Via U.S. Mail and Fax
Mr. Carl R. Ceragno
President and Chief Executive Officer
Communications Research, Inc.
67 Ramapo Valley Road
Suite 103
Mahwah, NJ  07430

	RE:	Communications Research, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-50069

Dear Mr. Ceragno:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Part II, Item 6. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations
1. We refer to your discussion of revenue. It is not clear what drove the 58% increase revenue from fiscal 2003. In accordance with
Item 303 of Regulation S-K, revise to provide a discussion and analysis of your business as seen through the eyes of those who manage that business to clearly articulate the underlying drivers that resulted in the material increases in revenues from 2003 to 2004. Refer to Item 303 of Regulation S-K and the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

2. In your narrative explanation of results of operations, you state that operating expenses increased by 5% from 2003 to $257,190 in 2004, yet you report operating expenses of $674,268 in your statement of operations, a 175% increase from the prior year, with the most significant change reported in office salaries. Revise to describe the events or transactions that materially affected operating expenses, and revise other related disclosures such as operating accordingly.

Part II, Item 7.  Financial Statements, page 18

Consolidated Statements of Operations
3. We note your presentation of depreciation and amortization. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Refer to SAB Topic 11:B and revise your presentation accordingly.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies
4. We refer to your revenue recognition policy. Tell us in sufficient detail how you account for revenue and expense associated with the design, installation and any other services that you provide to your customers. Please also tell us if you provide warranties to your customers and if so how you account for them.

Note 3.  Related Party Transactions
5. As of December 31, 2004, you report a note receivable from a related party of $200,000. Provide us with a description of the transaction, including all information necessary for an understanding of its effects, the nature of the related-party relationship, the terms and manner of settlement. Tell us if the loan was made to a principal owner or a member of that person`s immediate family, and your basis for determining that it is appropriate to classify this receivable as a long-term asset, rather than a reduction of shareholder`s equity or compensation expense.

Part II, Item 8A. Controls and Procedures, page 18
6. Rule 13a-15(b) requires that your certifying officers evaluate your disclosure controls and procedures as of the end of the period covered by the report, rather than as of a date subsequent to the period covered by the report. Please amend your Form 10-KSB to clarify whether your certifying officers concluded your disclosure controls and procedures were effective as of December 31, 2004, the end of the period covered by your Form 10-KSB. Also, please include such conclusions in your future periodic reports. Please note that you may continue to include your certifying officers conclusions as to the effectiveness of your disclosure controls and procedures for more recent dates too.

7. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule
13a-15(e). In your amendment, clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply indicate, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective. Please also do so in your future periodic reports.

8. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In your amendment, please clarify, if true, that there was no changes in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also do so in your future periodic reports.

Signatures and Exhibits 31.1, 31.2 and 32.1
9. We note that the Form 10-KSB is only signed by Mr. Ceragno on behalf of the company. Please note that the Form 10-KSB must be signed by the company, the principal executive officer, the principal financial officer, the controller or principal accounting officer and at least a majority of the company`s board of directors. Amend your
Form 10-KSB to include all the required signatures. In addition, the
Form 10-KSB must include certifications signed by both your principal executive officer and principal financial officer. Although Mr. Ceragno has executed multiple certifications, it is not clear whether he has executed the certifications as the company`s principal financial officer (exhibits 31.2 and 32.1). In your amended filing, please include the appropriate certifications executed by both your principal executive officer and principal financial officer.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      You may contact Christy Bashaw, Staff Accountant, at (202)
551-
3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

      /s/

							Larry Spirgel
							Assistant Director
??

??

??

??

Mr. Carl R. Ceragno
Communications Research, Inc.
April 29, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE